UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **M.J. GROSSNICKLE, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

157 MAIN STREET
(No. and Street)

DAMARISCOTTA	MAINE	04543
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Grossnickle	+1 (917) 538-2387	mjg@mjgrossnickle.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MRPR GROUP, P.C.
(Name – if individual, state last, first, and middle name)

28411 Northwestern Highway Suite 800	Southfield	MI	48034
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3744
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Grossnickle _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M.J. GROSSNICKLE, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF MAINE
County of Lincoln

KAREN G. HELMUTH
NOTARY PUBLIC - MAINE
MY COMMISSION EXPIRES 09/13/2028

Karen G. Helmuth   3-27-2025
Notary Public

Signature:

Title:
Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M.J. GROSSNICKLE, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2024

M.J. GROSSNICKLE, LLC
FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

 

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
M.J. Grossnickle, LLC
Damariscotta, Maine

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M.J. Grossnickle, LLC as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of M.J. Grossnickle, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of M.J. Grossnickle, LLC's management. Our responsibility is to express an opinion on M.J. Grossnickle, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M.J. Grossnickle, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

Auditors' Report on Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption), and Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) (referred to as "supplemental schedules") has been subjected to audit procedures performed in conjunction with the audit of M.J. Grossnickle, LLC's financial statements. The supplemental information is the responsibility of M.J. Grossnickle, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

We have served as M.J. Grossnickle, LLC's auditor since 2022.

Southfield, MI
March 26, 2025

M.J. GROSSNICKLE, LLC

Statement of Financial Condition

As Of December 31, 2024

ASSETS

Cash	11,940
Accounts Receivable	18,750
Due From Member	600
Prepaid Expenses	1,675
Total Current Assets	**32,965**
TOTAL ASSETS	**32,965**

LIABILITIES AND EQUITY

Liabilities

Accrued Professional Fees	2,803
Total Current Liabilities	**2,803**
Total Liabilities	**2,803**

Equity

Member's Equity	**30,162**
TOTAL LIABILITIES AND EQUITY	**32,965**

SEE NOTES TO FINANCIAL STATEMENTS

M.J. GROSSNICKLE, LLC

Statement of Operations

For The Year Ended December 31, 2024

Revenues	
Advisory Engagements	56,016
Total Revenue	**56,016**
Expenses	
Bank Charges & Fees	296
Dues & subscriptions	545
Legal & Professional Services	61,954
Meals & Entertainment	440
Office Supplies & IT	3,653
Regulatory Fees & Expenses	3,019
Rent & Lease	4,684
Travel	4,434
Consultant Expense	2,353
Insurance Expense	576
Total Expenses	**81,954**
Net Loss	**(25,938)**

SEE NOTES TO FINANCIAL STATEMENTS

M.J. GROSSNICKLE, LLC

Statement of Changes in Member's Equity

As Of December 31, 2024

MEMBER'S EQUITY BALANCE, AT BEGINNING OF YEAR	26,100
Equity Contribution From Member	30,000
Net Loss	(25,938)
MEMBER'S EQUITY BALANCE, AT END OF YEAR	30,162

SEE NOTES TO FINANCIAL STATEMENTS

M.J. GROSSNICKLE, LLC

Statement of Cash Flows

For The Year Ended December 31, 2024

OPERATING ACTIVITIES

Net Loss	(25,938)
Adjustments to reconcile Net Loss to Net Cash used in operations:	
Accounts Receivable	(18,750)
Due From Member	(173)
Prepaid Expenses	(993)
Accrued Professional Fees	2,353
Total Adjustments to reconcile Net Income to Net Cash used in operations:	(17,563)
Net cash used in operating activities	**(43,501)**
FINANCING ACTIVITIES	
Equity Contribution From Member	30,000
Net cash provided by financing activities	**30,000**
Net change in cash	(13,501)
Cash at beginning of period	25,441
Cash at end of period	**11,940**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest:	$ -
Cash paid for income taxes:	$ -

SEE NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Organization

M.J. GROSSNICKLE, LLC (the "Company") was formed for the purpose of doing business as a Capital Acquisition Broker; effective March 15th, 2022 and is a registered member of the Financial Industries Regulatory Authority ("FINRA"). The Company engages in general business advisory, mergers & acquisition advisory, and private placement of securities. It does not carry customer accounts, hold customer funds or securities or introduce accounts on a fully-disclosed basis to a clearing firm.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company follows standards regarding Revenue from Contracts with Customers (Topic 606). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue from these arrangements is recognized at a point in time, generally the closing date of the transaction.

Revenue from contracts with customers includes fees from general business advisory services, mergers and acquisitions (M&A) advisory, and private placement activities. Revenue from general advisory services is contractually dependent, but is typically recognized as general business advisory work is completed, usually on a monthly basis. Recognition of revenue for M&A advisory arrangements is also contractually dependent. However, it can be recognized monthly as contractual work is completed, or at a specific point in time that corresponds with completion of all work associated with an M&A advisory contract. Typically, that date would correspond with the closing date of the relevant M&A transaction. There was no revenue from private placement of securities during 2024. In the case of private placements, revenue is recognized at a transaction's closing date. The Company generated $56,016 in revenue from general business and M&A advisory fees. The Company's accounts receivable balance at December 31st, 2024 was $18,750, and was zero at December 31st, 2023.

Computation of customer reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. S 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities and mergers & acquisition advisory.

Income taxes

The Company is a limited liability company under the Internal Revenue Code. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents

The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalents. Cash and cash equivalents includes accounts which may, at times, exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2024, there were no accounts with balances that exceeded the FDIC limits.

Leases

Leases are accounted for in accounting for in accordance with ASC 842 Leases. The company has an operating lease for their corporate office space in Damariscotta, Maine requiring monthly payments of $378.70 and certain variable lease payments on a month to month basis. The company has elected to apply short term lease exception to a term of one year or less. Lease expense under this agreement was $4,544 during 2024. While considered to be part of rent and lease expense, co-working office space temporarily rented during employee travel is not part of this agreement.

Current Expected Credit Losses

The company follows the Financial Instruments Credit Losses Topic of the FASB ASC. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables, and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend, credit.

Due to the high credit quality of the accounts receivable held by the Company at December 31, 2024, estimated net credit losses at December 31, 2024 for the Company is zero. The Company did not own any other financial assets measured at amortized cost, such as, loan receivables, held-to-maturity debt securities, available for sale debt securities, or other off-balance sheet exposures during Financial Year 2024. Consequently, the beginning and ending balances associated with allowances for credit loss during Financial Year 2024 was also zero.

Receivables and Credit Risk Concentration

The Company's accounts receivable is recorded when invoices are issued and presented in the balance sheet, net of allowance for credit losses. Financial instruments which potentially subject the company to credit risk concentration consist of accounts receivable. At December 31, 2024, 100% of accounts receivable related to one customer. However, the risk of credit loss with this customer was de minimis. During Financial Year 2024, the Company derived 94% of its total revenues from a single external customer.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2024, the Company had net capital of $9,137 which was $4,137 in excess of the required capital of $5,000.

The Company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.

NOTE 3 - Subsequent Events

The Company has evaluated subsequent events through March 26, 2025. There were no subsequent events identified that would require recognition or disclosure in the financial statements.

NOTE 4 - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2024, the Company had Member's Equity of $30,162, having experienced negative cash outflows of $-13,501 during the twelve months ended As of December 31, 2024.

These factors raise a degree of doubt about the Company's ability to continue as a going concern beyond 2024. If the Company's Managing Member is unable to inject additional capital, restructure ongoing expenses, or market conditions otherwise improve, it may be forced to curtail or cease operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 5 – Contingencies, Commitments, and Guarantees

During Financial Year 2024, the Company did not experience any material contingencies. Nor did it put any other commitments, or guarantees in place which require additional disclosure within these financial statements.

NOTE 6 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of various services including investment banking and general business advisory. The Company's Director is the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies (Note 1).

M.J. GROSSNICKLE, LLC

FOR THE YEAR ENDED DECEMBER 31, 2024

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

M.J. GROSSNICKLE, LLC
DECEMBER 31, 2024

I. SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total members' equity qualified for net capital	$30,162
Deductions and/or charges Nonallowable assets:	
Accounts receivable	18,750
Other assets	2,275
Total nonallowable assets	21,025
Net capital	$9,137

AGGREGATE INDEBTEDNESS	$2,803

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of total aggregate indebtedness)	187
Minimum dollar net capital requirement	5,000
Net capital requirement (greater of above two minimum requirement amounts)	5,000
Excess net capital	$4,137
Ratio: Aggregate indebtedness to net capital	.31 to 1

Reconciliation of Computation of Net Capital

The above computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2024 as filed by M.J. GROSSNICKLE, LLC on Form X-17A-5. Accordingly, the following reconciliation is provided:

Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	$11,491
Audit Adjustments	(2,354)
Net Capital per the preceding	$9,137

Statement Regarding SIPC Agreed-upon Procedures

The Company is exempt from the filing of the SIPC Agreed-upon Procedures report as gross revenues are less than $500,000.

M.J. GROSSNICKLE, LLC
DECEMBER 31, 2024

II. SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 (EXEMPTION)

M.J. GROSSNICKLE, LLC is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. S 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities.

M.J. GROSSNICKLE, LLC
DECEMBER 31, 2024

III. SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 (EXEMPTION)

M.J. GROSSNICKLE, LLC is exempt from the Information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. S 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
M.J. Grossnickle, LLC
Damariscotta, Maine

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) M.J. Grossnickle, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business to private placement of securities and mergers and acquisition advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

M.J. Grossnickle, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.J. Grossnickle, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

MRPR Group, P.C.

Southfield, Michigan
March 26, 2025

-15-



M.J. GROSSNICKLE, LLC
Member SIPC & FINRA

EXEMPTION REPORT

M.J. GROSSNICKLE, LLC (the "Company") is a registered Capital Acquisition Broker ("CAB") under the FINRA CAB Rules, subject to any restrictions described in FINRA CAB Rule 016(c)(1), and subject to Rule 17a5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

3. The Company limits its business activities exclusively to:

    a. Private Placements of Securities
    b. Mergers and Acquisition Advisory Services

4. Consequently, the Company, can not, and will not:

    a. Directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers
    b. Does not and will not carry accounts of or for customers
    c. Does not and will not carry PAB accounts

I, Matthew J. Grossnickle, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Matthew J. Grossnickle
Director, M.J. GROSSNICKLE, LLC
March 31st, 2025